Mail Stop 4561

December 28, 2006

Peter D. Fitzgerald
President and Chief Executive Officer
Photochannel Networks, Inc.
506 – 425 Carrall Street
Vancouver, British Columbia V6B 6E3, Canada

> **Re: Photochannel Networks, Inc.**
> **Form 20-F for Fiscal Year Ended September 30, 2005**
> **Forms 6-K for Fiscal Quarters Ended December 31, 2005,**
> **March 31, 2006, and June 30, 2006**
> **File No. 000-30148**

Dear Mr. Fitzgerald:

    We have completed our review of your Form 20-F and related filings and have no further comments at this time.

                                        Sincerely,

                                        Kathleen Collins
                                        Branch Chief